

July 26, 2021

Marcus Choo Yeow Ngoh
Chief Executive Officer
PHP Ventures Acquisition Corp.
CT 10-06, Level 10
Corporate Tower Subang Square
Jalan SS15/4G
Subang Jaya
47500 Selangor, Malaysia

> **Re: PHP Ventures Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 14, 2021**
> **File No. 333-256840**

Dear Mr. Ngoh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Our certificate of incorporation will require, to the fullest extent permitted by law..., page 68

1. We are unable to locate your revised disclosure in response to comment 3 and we reissue it. Your disclosure here and on page 147 states that your exclusive forum provision will not apply to actions brought under the Securities Act, or the rules and regulations thereunder. However, Section 13.1 of your certificate of incorporation filed as Exhibit 3.1 states that unless you consent in writing to the selection of an alternative forum, the

federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Please revise to reconcile this discrepancy.

Dilution, page 78

2.   We refer to the denominator calculations in the table on page 79 and note the following discrepancies:

- Number of shares subject to redemption in the "without over-allotment" column appears to be 4,437,408 rather than 4,393,474;
- Number of placement units in the "with over-allotment" column appears to be 293,400 shares rather than 235,900; and
- Number of shares subject to redemption in the "with over-allotment" column appears to be 5,168,658 rather than 5,117,483.

Please revise the dilution calculation table accordingly and the amounts in the related narrative description of your dilution at page 78 or tell us why these changes are not necessary.

Exhibits

3.   Please have counsel revise its legal opinion filed as Exhibit 5.1 to opine on all securities being registered, including the shares of common stock underlying the rights.

General

4.   We note that in response to comment 7 you revised Section 7.3 of Exhibit 4.5 to clarify that the exclusive forum provision will not apply to actions arising under the Exchange Act. As per our prior comment, please revise your prospectus to discuss this exclusive forum provision and disclose whether the provision applies to actions arising under the Securities Act. If the provision applies to actions arising under the Securities Act, please include related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the provision in the rights agreement states this clearly.

You may contact Joanna Lam at (202) 551- 3476 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin at (202) 551-3763 or Kevin Dougherty at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew W. Tucker